UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Purple Beverage Company, Inc.

File No. 333-150619 - CF#22310

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Purple Beverage Company, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to Form S-1 amended registration statements filed on July 2, 2008, and July 22, 2008.

Based on representations by Purple Beverage Company, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.25	through December 6, 2008
Exhibit 10.26	through January 25, 2013
Exhibit 10.27	through February 26, 2013
Exhibit 10.28	through March 26, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel